UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 5, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011, Amendment No. 3 thereto filed with the SEC on January 20, 2011, Amendment No. 4 thereto filed with the SEC on January 21, 2011 and Amendment No. 5 thereto filed with the SEC on January 24, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 6, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011, Amendment No. 3 thereto filed with the SEC on January 20, 2011, Amendment No. 4 thereto filed with the SEC on January 21, 2011, Amendment No. 5 thereto filed with the SEC on January 24, 2011 and Amendment No. 6 filed with the SEC on January 28, 2011 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to the seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 6 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as new paragraphs:

(j) Subsequent Offering

On January 28, 2011, ASSA ABLOY and LaserCard issued a joint press release announcing the results of the subsequent offering period and that Purchaser has extended the subsequent offering period to expire at 5:00 p.m., New York City time, on February 2, 2011, unless extended. The subsequent offering period had been previously scheduled to expire at 5:00 p.m., New York City time, on January 27, 2011. According to the depositary for the Offer, a total of 9,025,626 Shares (representing approximately 72.8% of the outstanding Shares), had been tendered prior to such time. During this extension of the subsequent offering period, Shares of LaserCard will be accepted and promptly paid for as they are tendered for the same consideration, without interest, paid in the Offer.

Payment for Shares that are not tendered by such date may be delayed, as described below.

As a result of the Shares tendered to date, ASSA ABLOY has sufficient voting power to consummate the subsequent acquisition transaction to acquire all common stock not tendered in the Offer without any further action by, or the affirmative vote of, any other stockholders of LaserCard. The subsequent offering period, however, enables holders who did not tender during the initial offering period to participate in the Offer and receive their purchase price of $6.25 per Share, net to the seller in cash without interest thereon, promptly after such Shares are tendered, rather than waiting until the completion of the subsequent acquisition transaction described in the Offer to Purchase.

If Purchaser owns at least 90% of the outstanding Shares of LaserCard common stock (inclusive of the top-up option), Purchaser will complete its acquisition by means of a short-form merger under Delaware law promptly thereafter. If Purchaser does not obtain at least 90% of such Shares, ASSA ABLOY anticipates that the subsequent acquisition transaction to acquire the remaining Shares would not close until March 2011 or later. In that scenario, holders that do not tender their Shares prior to next Wednesday’s deadline would not receive cash consideration from Purchaser pursuant to the terms of the acquisition transaction until March 2011 or later.

Regardless of whether a short-form merger or a subsequent acquisition transaction is undertaken, upon completion of the merger, LaserCard will become an indirect, wholly-owned subsidiary of ASSA ABLOY, and LaserCard’s common stock will cease to be traded on Nasdaq. The foregoing summary with respect to the joint press release is qualified in its entirety by reference to the joint press release which is filed as Exhibit (a)(5)(H) to Amendment No. 6 to the Schedule TO, filed on January 28, 2011, and is hereby incorporated by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(M)	Press Release, dated January 28, 2011, jointly issued by ASSA ABLOY and LaserCard (incorporated herein by reference to Exhibit (a)(5)(H) to Amendment No. 6 to the Schedule TO filed with the SEC by ASSA US and Purchaser on January 28, 2011).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/s/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi Chief Executive Officer

Dated: January 28, 2011